CLEAN HARBORS, INC.

42 Longwater Drive

Norwell, MA 02161

Tel. (781) 792-5000

May 16, 2016

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:                             Clean Harbors, Inc.

Registration Statement on Form S-4

File No. 333-211234

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1993, as amended, Clean Harbors, Inc. (the “Company”), both on its own behalf and on behalf of its subsidiaries listed as Guarantor Registrants in the Registration Statement described above, hereby requests that the effective date of such Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 10:00 a.m. on Thursday, May 19, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.  The Company also hereby confirms that the Company and the Guarantor Registrants are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CLEAN HARBORS, INC.

By:	/s/ Michael L. Battles
Michael L. Battles,
Executive Vice President and Chief Financial Officer